U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                               Amendment No 1 to
                                   Form 10-SB

              General form for registration of securities of small
               business issuers under Section 12(b) or (g) of the
                        Securities Exchange Act of 1934

                               Startcall.com, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
                  (State or other jurisdiction of incorporation
                                or organization)

                                   65-0955118
                      (I.R.S. Employer Identification No.)

                      719 5th Street Miami Beach, FL 33139
               (Address of principal executive offices) (Zip Code)

                                 (305) 579-9008
                           (Issuer's telephone number)

          Securities to be Registered Under Section 12(b) of the Act:
                                      None

          Securities to be Registered Under Section 12(g) of the Act:
                                  Common Stock
                               $.000666 Par Value
                                (Title of Class)

     To simplify the language in this Registration Statement StartCall.com, Inc. is referred to herein as "the Company" or "We".

Item 1. Description of Business.
--------------------------------

     We were incorporated under the name Click and Call Corporation in the State of Florida in October, 1999 and on June 5, 2000 a Certificate of Amendment was filed with the Secretary of State of Florida changing the name of the Company to StartCall.com, Inc.

     StartCall.com, Inc. is an application service provider (ASP) that offers real-time interaction technology as an out source service. It was established to suit the need for a quick and easy solution to customer service while conducting e-commerce business over the Internet.

     The Company will offer to all businesses the opportunity to improve their online customer care service by placing an Internet voice box and a Text Chat button with a URL push feature on their website. These tools allow their visitors and customers visiting their websites to receive live help at the crucial point of purchase and or when any type of assistance is needed.

Business Overview.

     Through a public relations campaign, in-house sales representatives, strategic alliances, and advertising, StartCall plans to become the predominant e-commerce company providing the combination of convenience, quality and value in the e-commerce service industry. The Company's goal is to bring the element of human-touch to the online world. StartCall's core business is to offer to all business and organizations the opportunity to improve their online customer care service by placing an internet Voice Button ("ClickIcall") and a Text Chat button with a URL push feature ("ClickIchat") on their Web site. These tools allow their visitors, customers and potential customers visiting their Web site to receive live help at the crucial point of purchase and/or when any type of assistance is needed.

     The ClickIcall button provides companies the opportunity to increase online sales by giving visitors to their site the facility to use the ClickIcall button that connects them instantly and directly from their Personal Computer ("PC") to a sales Customer Service Representative's regular office phone. The calls are made from a conventional Personal Computer, with a sound card, speakers and microphone. Calls are received on any type of conventional phone at the office, home or cellular phone.

     The ClickIchat button allows Net surfers to receive live assistance via Text. Live Chat is popular among many of today's Internet buyers. Customer service representatives ("CSRs") can manage multiple chat sessions simultaneously, serving multiple buyers cost effectively. Chat sessions are helpful in processing orders for the hearing impaired. The ClickIchat service is personal, private and secure. The URL push or Pushing pages feature impresses and educates site - visitors on the navigation of the site, to show product information or instructions not otherwise available, or to share confidential, competitive difference or pricing information that would not otherwise be made available for all Web site visitors. A CSR can instantly "push" those pages and images to qualified prospects in an impressive manner that supports the selling process.

     We believe that our ClickIchat service offers our clients the opportunity to increase sales by answering customer questions and solving customer problems at critical points in the buying process. It also enables our clients to reduce customer service costs by allowing them to enhance operating efficiency and to improve customer response times. Further, information captured in transcripts of live text-based interactions can be used by our clients to increase their responsiveness to customer needs and preferences, thereby improving customer satisfaction, loyalty and retention.

     Additionally, the Company plans to branch out into the areas of Internet long distance telecommunication services with the use of StartCall Dial Pad and the Banner Ad center that offers business the opportunity to let interested parties contact them directly from their banner ads and/or press releases via e-mail.

     The Company services do not involve the use of major supply contracts. However, the Company has developed strategic alliances with VocalTec (NASDAQ:
VOCL) and Click Interconnect. StartCall has formed a Distribution Partnership Agreement with VocalTec to market the Surf&Call technology service in the United States and in Canada. VocalTec will provide StartCall, with an application service hosting platform allowing businesses to use the ClickIcall service program to offer the latest in e-commerce Voice over IP technology and call center customer care services. (ClickIcall is a Voice over IP technology service provided by StartCall.com, Inc.)

     VocalTec pioneered the commercial IP (Internet protocol) telephony industry in 1995 with the first commercial IP telephony solution. Since then, VocalTec has built one of the largest research and development teams dedicated solely to IP telephony, has one of the largest footprints of users in the carrier and consumer markets, and has played a leading role in the development of industry standards. VocalTec's technical expertise is a driver in moving the industry forward with its end-to-end, standards-compliant solutions for global multi-service deployments for all classes of carriers.

     The Click Interconnect function is to oversee the daily administrative operations of the ClickIchat solution. StartCall through Click Interconnect provides reporting modules for tracking information and running reports plus control modules for customization. Users can generate their own real-time daily, weekly, monthly or customized reports; track call volume, length of the ClickIchat sessions, usage and collect customer data. (ClickIchat is the Company's Interactive Text Solution).

     The company has several different contracts at this stage and anticipates having over 25 within the next 6 months. The Company has entered into agreements with the following companies:

     Epubliceye.com
     World Web USA Inc.
     The Omni Group, Inc.
     Vcustomers.com
     LiveChatSupport.com
     Makeastore.com

     The objective of these agreements is to initiate the promotion and sale of the Company's e-commerce interactive solutions (ClickIcall and ClickIchat). The above-mentioned companies combined have approximately 1 Million commerce Web sites as potential immediate customers.

     The Company plans to grow and expand by establishing partnerships and strategic alliances throughout the world to provide a variety of interactive e-commerce solutions.

     Continuing to Build Strong Brand Recognition. The StartCall brand name will be prominently displayed on the pop-up dialogue window that appears when an Internet user has requested assistance. We believe that high visibility placement of our brand name will create greater brand awareness and increase demand for the StartCall service. In addition, we intend to leverage increasing awareness of our brand and our reputation as a leading provider of real-time sales and customer service technology to become a well- recognized solution for companies doing business on the Internet. We intend to expand our traditional and online marketing activities to achieve these goals.

     Maintaining our Technological Leadership Position. We focus to maintain ourselves in constant awareness of new developments of tightly integrated software design and network architecture that is both reliable and scalable. We continue to devote significant resources to research of new innovations. Specifically, together with our partners we plan to expand the features and functionality of our existing service, develop broader applications for our service and create new products and services that will benefit our expanding client base. Our ClickIchat partners evaluate emerging technologies and industry standards and continually update the technology in response to changes in the real-time, customer service industry. We believe that these efforts will allow us to effectively anticipate changing client and end-user requirements in our rapidly evolving industry.

     Evaluating Strategic Alliances and Acquisitions where appropriate. We intend to seek opportunities to form strategic alliances with or to acquire other companies that will enhance our business. We have entered into selected strategic alliances with customer service call centers and may enter into additional alliances in the future.

1.     Partnerships:

     Premier Partnership Agreement with VocalTec, Communications LTD. (NASDAQ:
VOCL). The Internet telephony company. StartCall is forming a Premier Partnership Agreement with VocalTec to market the Surf&Call technology service in the United States and in Canada. VocalTec will provide StartCall, with an application service hosting platform allowing businesses to use the ClickIcall service program to offer the latest in e-commerce Voice over IP technology and call center customer care services.

Benefits of ClickIcall:

By Voice-enabling Your Web Site, You Can:

     A. Offer superior customer service at the point of sale.
     B. Make interaction on the Net easier, which increases your number of Web transactions and your eCommerce revenue.
     C. Enhance the consumer's Web-call experience by minimizing PC setup time and maximizing flexibility in real-time Web communication.
     D. Responding promptly to consumer needs results in a higher number of satisfied consumers and an increase in repeat business. The ClickIcall solution can serve businesses of any size with any type of Web presence. This makes it an attractive option for small business owners with a local customer, and for large customer contact centers with an international clientele.

Partnership Agreement with Click Interconnect, Inc.

     Click Interconnect function is to oversee the daily administrative operations of the ClickIchat solution. StartCall through Click Interconnect provides reporting modules for tracking information and running reports plus control modules for customization. Users can generate their own real-time daily, weekly, monthly or customized reports; track call volume, length of the ClickIchat sessions, usage and collect customer data.

     In order to begin to successfully implement its growth plan and achieve the objectives identified earlier, StartCall has already formed strategic alliances with several large corporations, each of which would provide StartCall a critical cornerstone element for its growth strategy:

     ePublicEye.com - ePublicEye.com is an independent third party that allows consumers to rate e-business for reliability, privacy and customer satisfaction. Since 1996, ePublicEye.com's proprietary monitoring system has been providing the information consumers care about most. They call this information eConsumer Intelligence(tm) and with it, Internet shoppers are empowered to make confident buying decisions. This is achieved through our Open Customer Satisfaction Reporting system (OCSR). The heart of the system is an interactive "seal and monitoring" feature that uses customer feedback to let consumers identify companies that are reliable and committed to customer satisfaction. Using the same stream of consumer feedback, ePublicEye.com also enables merchants to better understand their customer's needs, and provide a safer more satisfying shopping experience.

     ePublicEye.com will promote the sale and marketing of our Interactive Solutions (Clickicall & Clickichat) throughout its network of over 20,000 e-commerce companies. Also ePublicEye.com is a widely recognized Leader in on-line consumer information services, and is the oldest and most used service of its kind among online merchants. ePublicEye has over 17,000 merchant members using its services. To see what the Internet community is saying about ePublicEye.com please visit: http://www.epubliceye.com/press.htm.

     C. World Web USA: World web USA e-consultants will take advantage of this relationship by offering its customers our interactive online solutions. World Web USA is a Web

     Development company specializing on E-commerce and virtual mall web sites. www.worldwebusa.net

     D. The Omni Group: The Omni Group is an e-commerce marketing firm specializing in the marketing and/or promotion of online solutions for small and mid-size businesses. www.theomnigroup.com

     E. Vcustomers Inc.: VCustomer is a global e-services company based in Bellevue, Washington, with customer support centers located in Washington and India. They offer outsourced eCRM (electronic customer relationship management) Services in the US and India, delivering best of breed eCRM technologies, highly technical support services, and Remote IT Services over a Private Network Infrastructure. They offer Pre, Post and Technical Sales Support. Their eCRM Services include e-mail, chat, telephony (voice or phone support) as well as outbound Marketing. Our Knowledge Management services include eCRM database mining and management and web-based Self Help Administration. They also offer Remote IT Services such as network administration, website administration and back-office support." Currently Vcustomers provides live staff support to StartCall's web site and customers who choose to receive live staff support.

     Since its inception, the Company has devoted its efforts in the preparation of its sales platform as well as the establishment of strategic alliances and the securing of financial back up and/or funding. The Company now has a fully functional web-site: www.ClickIcall.com as part of its sales platform as well as a Computer main frame and/or Gate Ways to support anticipated demand in the total market. Simultaneously, beta testing has been done and completed successfully. (Please visit our web-site to see awards).

     The typical dollar amount of a sale is $695.00 for the installation fee and monthly usage maintenance fee. The price of the monthly fee is determined by the amount of usage. The Company will charge $0.25 per call and/or session for unlimited amount of time per call. This price applied to ClickIcall and ClickIchat (The monthly fee may vary depending on the size and resources of the company using our services).

     The Company's sales are not seasonal or cyclical. Our interactive e-commerce tools are consistently in demand since live contact is important to Internet sales. Since product, price and selection are easily duplicated in the e- commerce industry, superior customer service is now the ultimate marketing edge and is becoming critical to the survival of e-commerce companies.

COMPETITION

     StartCall will compete in the areas of Internet Live Customer Care Support over the Internet. It will provide its services to e-commerce based companies looking to improve their online customer care and/or provide interactive features through their Web site. We directly compete with companies focused on online live customer support. Application service providers that facilitate real-time sales and customer service interaction.

     The following are the Company's principal competitors: Net2phone.com, Delatathree.com, Lipstream.com. Liveperson.com, 2ndjob.com, Maywehelp.com, Icontact.com and humanclick.com. We also face competition from clients and potential clients that choose to provide a real-time sales and customer service solution in-house, as well as, to a lesser extent, traditional offline customer service solutions, such as telephone call centers. The Company will not compete based on a price competitive marketing campaign, but rather a campaign based on quality, consistency and reliability.

     Our Voice over IP service technology has been awarded as one of the most reliable and best interactive solution available in the e-commerce world today.

Some of the awards include:

Network Magazine               Internet Telephony Magazine          c|net
"Product of the Year"          "Product of the Year"               "Buy it"

Voice Europe 99                      PW Magazine                   PC Magazine
"Best Call Center Solution"      "Product of the Week"        "Top 100 Most
                                                              Influential"


     In addition, our sales force and customer service representatives focus on quality care service. StartCall provides live connectivity on the web between businesses and their prospects and/or clients. As such, it offers state-of-the-art technology at a fraction of the cost of traditional live-connectivity solutions without a significant, up-front financial commitment. With StartCall, small, mid-size and large corporations can now provide their customers immediate, on-demand interaction with their customer care or sales representatives, and this valuable competitive edge could be part of a Web site the same day it is requested. Unlike our competitors providing hardware/software applications at customer's premises, StartCall is uniquely positioned to provide easy-to-implement, easy-to-use, and the most cost effective and reliable Web live-connectivity solutions, both via the telephone as well as in the chat format.

MARKETING
---------

     The Company will market its products and services through internal direct sales and Independent Sales Channels. Internet sales and promotion are managed by Sylvio Martini, our Vice President of Technology, and strategic alliances are managed by Antonio Treminio, our President and Chief Executive Officer. From its central offices in Miami, Florida, StartCall manages the marketing, administration, and coordination for all of the Company's activities. Such responsibilities include the installation of the ClickIcall and ClickIchat button to a business Web site, technical support, daily bookkeeping and scheduling of employee responsibilities.

     A business in need of StartCall's service has several options. It can either log on to our Web site at http://www.clickicall.com and receive live assistance, it can call our toll free number or send an email to inform us of their interest in our service. Upon acknowledging such interest, a customer service representative will contact them to establish the relationship. Within 24 hours thereafter, the business will be able to have their potential customers utilize the service with the simple click of a button. A trained StartCall technician will work in conjunction with the Webmaster to install the services. Once installed, the process of utilizing the ClickIcall and ClickIchat buttons is quite simple for the businesses potential customers.

     For the Internet Voice Button a typical website surfer simply clicks on the ClickIcall button and downloads the plug-in. This download takes roughly from 1 to up to 4- minutes and is only needed the first time a customer utilizes the service. Once downloaded, the customer will hear a phone actually ringing. A live customer service representative will answer the call and be able to answer the customer's questions. When a customer clicks the "ClickIchat" button on a Web site, a screen pops up requesting the customer's name, to help personalize the communication. A Customer Service Representative greets the customer and the two-way text-chat dialog begins as both parties take turns typing text online. Because the text-chat sessions are conducted over a secure connection, e-buyers and Web businesses can enter confidential information without any fear of the information being hijacked.

     Maintaining our Technological Leadership Position. We focus to maintain ourselves in constant awareness of new developments of tightly integrated software design and network architecture that is both reliable and scalable. We continue to devote significant resources to research of new innovations. Specifically, together with our partners we plan to expand the features and functionality of our existing service, develop broader applications for our service and create new products and services that will benefit our expanding client base. Our Clickichat partners evaluate emerging technologies and industry standards and continually update the technology in response to changes in the real-time, customer service industry. We believe that these efforts will allow us to effectively anticipate changing client and end-user requirements in our rapidly evolving industry.

     Evaluating Strategic Alliances and Acquisitions where appropriate. We intend to continue seeking opportunities to form strategic alliances and to acquire other companies that will enhance our business. We have entered into selected strategic alliances with re-sellers and customer service call centers and may enter into additional alliances in the future.

     Our marketing activities are funded directly with the Company's working capital and other activities such as online affiliated programs and link exchange banner ads, which are funded directly by our strategic partners. Online Affiliated Programs is a new wave of self creating strategic alliances that automatically establish online through a network of different web sites, These web sites measure the number of orders and visitors that one particular web site may get from or referred by another.

     Affiliate Marketing is a revolutionary method for driving profits through revenue sharing relationships between online merchants and content sites. Affiliate Marketing pushes products and services out to the consumer on virtual shelf space across the Web, creating more opportunities for merchants to generate sales, for affiliates to earn revenue from their sites, and for consumers to find the products and services they want on the Web.

     Through Affiliate Marketing, merchants can place their advertising banners and links on content sites worldwide and only pay a commission when those links generate a sale or qualified lead. Affiliated content sites can easily convert their online content into e-commerce by populating it with these revenue-generating links.

How It Works

     With Affiliate Marketing, a merchant recruits content sites to partner with them as affiliates in exchange for commissions. The merchant provides their advertising banners and links to their affiliates and assigns a commission for each click-through to their site, subscription to their service (a lead), or purchase of their products that is generated from the links. Affiliates place the tracking code for these ads into their Web pages. Whenever a visitor to the affiliate's site uses these links to generate a click- through, lead, or sale for the merchant, that transaction is tracked online. If a product or service is purchased, the customer pays the merchant directly, and the affiliate is paid a commission for that transaction.

Why It's Effective

     Affiliate Marketing allows you to profit online with your current business or Web site without the hassle of CPM ad buys and uncertainty about the effectiveness of your ad dollars. Affiliate Marketing provides results instead of promises, and Commission Junction gives you all the tools you need to build and maintain the most successful affiliate and merchant relationships.

Affiliate Marketing with Commission Junction lets you:

- Quickly join and set up a program with our Web-based application
- Work with an experienced and professional customer service team
- Partner with hundreds of thousands of Web sites worldwide
- Manage all of these marketing relationships seamlessly online
-     Receive payments in your currency in one monthly check
- Rely on a trusted third-party tracking and reporting system
- Access our advanced ASP technology with one password and i.d.
- Find answers to all of your affiliate marketing questions online
- Focus on your core business while we provide the tools to manage your affiliate program
-     Start increasing your online profits today

     Presently the Company has two employees and two independent contractors:
Technology-programmer - 1 (employee); Administrative - accountant - 1 (employee); Management - 1 (employee); Clerical - filing - 1 (employee); and Sales - 2 (Independent Contractors). The Company anticipates that it may employ up to 17 people within the next 12 months: Technology-programmers - 3; Sales - 8; Administrative - accountant/bookkeeping - 2; Management/Directors - 2; and Clerical - filing - 2. As of July 1st, 2000, the Company had 3 employees. The Company also outsources to independent contractors for such areas as sales, marketing, accounting, tax, and other services needs. The Company has not entered into any collective bargaining agreements. The Company will offer employee stock compensation programs based on performance (Bonus programs: stock and cash bonus). Other benefits will include health insurance, life insurance and retirement plans.

Risk Factors
------------

Developmental Stage Company; Limited Operating History: The
-------------------------------------------------------
Company is a development stage company enterprise organized in October 1999, and as such has had nominal operating revenues. Further, the Company has no significant assets, no current earnings, nor any history of operations. The success of the Company is dependent upon the extent to which it will gain market share and commence with its planned principal operations. All financial information and financial projections and other assumptions made by the Company are speculative and, while based on management's best estimates of projected sales levels, operational costs, consumer preferences, and the general economic and competitive health of the Company in the Internet marketplace, there can be no assurance that the Company will operate profitably or remain solvent.

     Lack of Capital: The Company presently has limited operating --------------- capital and is dependent upon receipt of proceeds from this
Offering or elsewhere, to develop its business as intended. Upon completion of the Offering, even if the maximum aggregate Offering amount is received, the amount of capital available to the Company will be limited, and may not be sufficient to enable the Company to fully develop its business without additional capital raising activities. There will not be an escrow of subscriber funds, nor is there a minimum aggregate Offering amount as a conditional term of the Offering.

     Competition: Short-term and/or long-term competition may become intense ------------once the Company launches its Internet business. Although the
Company's financial projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the financial forecasts and projections made by management. Some competitors may include large publicly funded companies. Some of these potential competitors have greater financial and business resources than the Company. The Company believes that it will be able to effectively compete with these larger entities but there can be no assurances that it will be able to do so.

Need for Additional Financing: The lack of adequate funding ------------------------------ may adversely affect the Company's ability to meet its short-term objectives. The Company may require additional financing to expand its operations, maintain public awareness of its products/services and provide working capital for the anticipated growth of the Company. There can be no assurance that such financing will be available or, if available that the terms thereof will be attractive to the Company. The lack of additional financing may adversely affect the Company's ability to meet its objectives.

Control of the Corporation; Conflicts of Interest:
-------------------------------------------------- Management will have the right, assuming the ownership of the Company does not change, to perpetuate their status as officers and directors and therefore conduct the business and affairs of the Company. The terms of any employment agreements or other agreements between the Company and its officers were not the result of any arm's length bargaining or negotiation, and such transactions involve inherent conflicts of interest. There is no assurance that such transactions are or will be favorable to the Company due to the lack of arm's length bargaining. The board of directors, does however, believe that such agreements and arrangements are fair to the Company and its shareholders.

Minimal Historical Basis for Management's Opinion: The -------------------------------------------------- Company has a limited operating history. Accordingly, there is only a minimal basis, other than the judgment of management, upon which to estimate the volume of sales or the amount of revenues, which the Company's planned operations may generate. Management's judgment regarding these estimates is based, in part, upon research into the current state of the Internet marketplace. The Company's financial projections are presented to fairly illustrate the Company's operating results in the event the Company receives the maximum aggregate Offering proceeds from this Offering. Although the financial projections have been compiled by management to reflect conservative results, subscribers for the Shares should be aware that conditions and circumstances beyond the control of management may result in substantial differences in the projected and actual financial results for the Company.

Dependence on Key Personnel: The Company is dependent upon ---------------------------- its experienced management team, including its President and Chief Executive Officer, Antonio Treminio, its Chief Operating Officer, Sylvio Martini, and its Chief Financial Officer, Sean A. Kanov, CPA. The loss of any of their services could negatively impact the Company as there is a risk that their services could not be replaced. Without these services, the growth, progress, and overall success of the Company may be adversely affected.

Need for Additional Management
------------------------------
We require additional management, middle management and technical personnel. Our business is dependent on continued services of our key personnel, particularly, President and Chief Executive Officer, Antonio Treminio, its Chief Operating Officer, Sylvio Martini, and its Chief Financial Officer, Sean A. Kanov, CPA. However, in order to implement an expanded website program, we must hire additional management and middle management and technical personnel. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees. There is significant competition for qualified employees in the computer programming and Internet industries. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

Limited Liability of Management: The Company has adopted -------------------------------- provisions to its Articles of Incorporation and bylaws which limit the liability of its officers and directors and provide for indemnification by the Company of its officers and directors to the fullest extent permitted by Florida corporate law. Such law generally provides that its officers and directors shall have no personal liability to the Company or its shareholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the shareholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors.

Losses/Third Party Participation: The Company expects to
--------------------------------- increase operating expenses and incur losses in the foreseeable future. The Company will rely on the ability of third parties to properly brand and develop its marketing/advertising campaigns and structure e-commerce ventures and alliances.

Company's Ability to Survive: Investors should note that the ----------------------------- Company's independent accountant has expressed substantial doubt about the Company's ability to continue as a going concern.

Acquisition Related Risks
-------------------------

The Company intends, as part of its business strategy to acquire other businesses which are in the industry. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its ability to raise additional capital or obtain debt financing. Although the Company has no current plans to incur debt financing, the terms of any future debt financings may significantly limit the Company's ability to incur indebtedness in connection with other acquisitions. In addition, acquisitions of other companies commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management.

There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate the operations of additional companies into those of the Company without encountering significant delays, costs or other problems. The Company may compete for expansion and acquisition opportunities with other companies who may have greater financial and other resources than the Company. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into the Company's operations or that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis.

The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.

Government Regulation
---------------------

The Company's services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company.

Government regulation and legal uncertainties could add additional costs to doing business on the Internet. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on- line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could adversely affect our business.

Competition
------------

Because of our small size, we may have difficulty in competing with major computer, software and Internet companies. All aspects of the Internet market are new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost using commercially- available software. Our present competitors include nationally-known companies, that have expertise in computer and Internet technology, and a number of other small companies, including those that serve specialty markets. Other major companies have the financial and technical ability to compete aggressively in the market for three- dimensional software products on the Internet. Many, if not all, of these companies have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

We may be unable to respond to the rapid technological change in our industry. The computer and Internet industries are characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in our industry make these market characteristics more pronounced. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructures to adapt to these changes. The failure to offer the most current technologies could have a material adverse effect upon our business. Furthermore, if three-dimensional Internet standards evolve in a manner which is incompatible with out technology, we may not be able to market our technology.

We cannot insure that we can provide our users with a secure environment. Our website is vulnerable to physical or electronic break-ins, viruses or other problems that affect websites and Internet communication and commerce generally. As e-commerce becomes more prevalent, our customers may become more concerned about security. Although we believe that we can implement reasonable security precautions, security systems can and are sometimes circumvented. The circumvention of our security measures may result in the misappropriation of proprietary information, such as credit card information, or interruptions of our operations. Any security breaches could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments in our efforts to protect against and to remedy security breaches. Our failure to address security concerns adequately could materially and adversely affect our business, financial condition and operating results.

Item 2. Management Discussion and Analysis and Plan of
        Operation
---------------------------------------------------------

                                   January 1,        October 19,           October 19,
                                    2000            (Inception)          (Inception)
                                   through            through                through
                                   December           December              December
                                  31, 2000           31, 1999              31, 2000
                                  -----------------------------------------------------
Development Stage Revenues     $         7,162       $       -          $     7,162
Development Stage Expenses            (379,127)           (35,138)         (414,265)
                                  -----------------------------------------------------
Deficit Accumulated During
   Development Stage           $      (371,965)           (35,138)        $(407,103)


The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

During the past fourteen months, the Company has spent considerable time and capital resources defining and developing its strategic plan for delivering and operating its real-time interactive e-commerce technology.

Development Stage Revenues
--------------------------

The Company's operations have been devoted primarily to designing its business and marketing plans and building an infrastructure. The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until adequate revenues are realized from operations.

Development Stage Expenses
--------------------------

Development stage expenses during the fourteen-month period primarily consisted of accounting, legal, consulting and office expenses which are necessitated by operating in a public environment. Ongoing increases to development stage expenses are anticipated during the year 2001.

Liquidity and Capital Resources
-------------------------------

Despite capital contributions and related party loans, the Company from time to time experienced cash flow shortages that have slowed the Company's growth. During 2000, the consequences of those cash flow shortages has been an increase of accrued expenses and stockholder loans bringing those amounts to approximately $66,000 and $78,000, respectively.

The Company has primarily financed its activities from sales of capital stock of the Company and from loans from its shareholders. A significant portion of the funds raised from the sale of capital stock has been used to cover working capital needs such as office expenses and various consulting and professional fees.

The Company continues to experience cash flow shortages, and anticipates this continuing through the foreseeable future. Management believes that additional funding will be necessary in order for it to continue as a going concern. The Company is investigating several forms of private debt and equity financing, although there can be no assurances that the Company will be successful in procuring such financing or that it will be available on terms acceptable to the Company.

Item 3. Description of Property.
---------------------------------

The Company has a lease to rent 1,049 square feet of office space located at 719 5th Street, Miami Beach, Florida 33139. The Company pays $2,075 per for the space. The lease expires on November 30, 2002 and the Company has an option to renew the lease for an additional 2 years.

Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
-----------------------------------------------------------

As of March 1, 2001, there were 2,207,450 shares of our common stock, $0.000666 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of March 1, 2001, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.

Security Ownership of Beneficial Owners (1)(2):

Title of Class         Name & Address              Amount           Percent
------------------------------------------------------------------------------
Common                 Antonio Treminio            907,449          41.12%
                       719 5th Street
                       Miami Beach, Florida
                       33139

Common                 Sylvio Martini              330,000          14.95%
                       719 5th Street
                       Miami Beach, Florida
                       33139

Common                 Sean Kanov                  187,500           8.50%
                       719 5th Street
                       Miami Beach, Florida
                       33139

Security Ownership of Management (3):

Title of Class         Name & Address              Amount            Percent
-------------------------------------------------------------------------------------
Common                 Antonio Treminio            907,449           41.12%
                       719 5th Street
                       Miami Beach, Florida
                       33139

Common                 Sylvio Martini              330,000           14.95%
                       719 5th Street
                       Miami Beach, Florida
                       33139

Common                 Sean Kanov                  187,500            8.50%
                       719 5th Street
                       Miami Beach, Florida
                       33139

All directors and executive                      1,424,949           64.57%
Officers as a group (2 persons)


(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Item 5. Directors, Executive Officers, Promoters and Control
        Persons.
------------------------------------------------------------

Antonio Treminio, 30, has been President, Chief Executive Officer and Director of the Company since inception. As the Chief Executive Officer and President of StartCall.com, Inc., Mr. Treminioss responsibilities include managing the overall operations, the direction of the company's business strategies, and strategic partnerships. Mr. Treminio directed a public relations firm in Miami, Florida called SEM Capital from June, 1997 to September, 1999, which successfully represented Rica Foods, Inc., the largest publicly traded company in the Caribbean and Central America with over 120 million dollars in annual sales (www.ricafoods.com) (ASE: RCF). He assisted Rica Foods, Inc. in their marketing campaign to increase its market name recognition among the Wall Street community and as result the company's stock was ranked 7th in performance in 1998 by the Miami Herald, Florida Stocks.

He commenced employment with Midland Walwyn, Inc. an Investment Banking & Brokerage firm in Toronto, Canada (Today known as Merrill Lynch, Canada Ltd. From Summer 1993 till Dec. 1993). He relocated to the United States and was employed by Dean Witter Reynolds in early 1994, with a focus in establishing referral agreement programs with Latin American financial institutions. Mr. Treminio attended The Loyalist College Business School in Ontario, Canada from 1989 through 1993.

Sean Kanov, 28, has been Chief Financial Officer and Director of the Company since inception and his responsibilities include all organization and management of all financial matters. Mr. Kanov has been employed by Mallah, Furman & Co., PA as a certified public accountant specializing in small business corporations in the South Florida area for the past five years. He works full time at Mallah Furman & Co. and part time basis with StartCall. He is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants as well as an active participant within the Greater Miami Chamber of Commerce. He received his Bachelor of Business Administration from the University of Texas at Austin in May 1994 and received his Masters of Science in Taxation from Florida International University in December 1995.

Sylvio Martini, 26, has been the Chief Operating Officer and Director of the Company since inception and is in charge of the Internet application development, web design, and programming for the Company. Mr Martini has over 5 years experience in the Internet consulting industry and development of e-commerce Web sites. He was employed with Quad International, Inc. February 1997, - December 1999. His responsibilities were web design, project coordinator, and marketing of online store . Responsible for maintenance and upgrades of a membership website with over 15,000 members. He received his Bachelor of Computer Science from the University of Sao Paulo in Brazil.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees.

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Item 6. Executive Compensation.

Name          Position     Year     Salary     Bonus         Other Stock       Options
----------------------------------------------------------------------------------------
The compensation for the last fiscal periods was zero for all directors and key personnel.
The following sets forth the executive compensation for the indicated fiscal year.
<
Antonio Treminio
              President / CEO     $120,000.00 effective July 1st, 2001 - June 30, 2002
                                  $180,000.00 effective July 1st, 2002 - June 30, 2003
                                  $250,000.00 effective July 1st, 2003 - June 30, 2004

Sean Kanov    CFO                 $12,000.00  effective July 1st, 2001 - June 30, 2002

Sylvio Martini
              Director -
              VP Technology       $  85,000.00 effective July 1st, 2001 - June 30, 2002
                                  $ 140,000.00 effective July 1st, 2002 - June 30, 2003
                                  $ 195,000.00 effective July 1st, 2003 - June 30, 2004

No compensation has been paid in prior years and there are no salaries owed to any director and /or key employees. The Company has been in business for fourteen months. Our shareholders may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

During the initial stages the Company, it did business with Sem Capital, Inc. which is owned by Antonio Treminio, President of the Company. Sem Capital is a Florida public relations company, which helped StartCall with promotion and funding at earlier stages. Antonio Treminio, President of the Company also owns Sem Capital and therefore based on this relationship, it is affiliated with the Company. Sem Capital no longer does any business with StartCall and has not done so since approximately May 2000.

Item 8. Description of Securities.
----------------------------------

Qualification.

The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.000666 par value per common share and no Preferred Shares. As of March 1, 2001, there are 2,207,450 shares of our common stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the common not included herein. There is no provision in our charter or by- laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

                       PART II

Item 1. Market Price of and Dividends on the Registrant's
        Common Equity and Related Stockholder Matters.
----------------------------------------------------------

There is no established public trading market for our securities. After the Securities and Exchange Commission declares this document effective, we intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares cannot trade on the OTC Bulletin Board until all SEC comments relating to this Form 10-SB have been resolved. Our shares are not and have not been listed or quoted on any exchange or quotation system.

As of March 1, 2001, there were 2,207,450 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

As of the date of this registration, we have 42 holders of record of our common stock. We currently have one class of common stock outstanding.

Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one-year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.

Item 2. Legal Proceedings.
--------------------------

We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.

Item 3. Changes in and Disagreements with Accountants.
-------------------------------------------------------

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is Jewett, Schwartz & Associates, 2514 Hollywood Blvd., Suite 508, Hollywood Florida 33020. Our previous accountant was The DeCarlo Group, 1101 Brickell Avenue, PO Box 310115, Miami, Florida 33231. Larry Wolfe, CPA, of Jewett, Schwartz & Associates was the associate at The DeCarlo Group who prepared the audited financials statements for the Company and Mr. Wolfe and Jewett, Schwartz & Associates have assumed the accuracy of the audited financial statements.

Item 4. Recent Sales of Unregistered Securities.
-------------------------------------------------

The following sets forth information relating to all of our previous sales of securities, which were not registered under the Securities Act of 1933.

StartCall.com, Inc. was incorporated in the State of Florida formed in October, 1999 under the name Click and Call Corporation. On June 5, 2000 the Company filed a Certificate of Amendment with the Secretary of State of Florida changing the name of the Company to StartCall.com, Inc. and at that time restricted common shares were issued to the following officers of the Company for services rendered to the Company: Antonio Treminio-907,449 shares; Sylvio Martini-330,000 shares; and Sean Kanov-187,500 shares. Such shares were issued to these founders in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Such shares met the requirements for this exemption since these officers of the Company were qualified in terms of financial sophistication and had access to material information about the Company.

In July, 2000, the Company filed a Form U-7 with the Nevada Securities Division pursuant to the Rule 504 exemption under Regulation D of the Securities Act of 1933. On October 26, 2000, the Company received a Notice of Effectiveness from the State of Nevada confirming that the Form U-7 was effective in the State of Nevada as of October 20, 2000. Thereafter, in November 2000, we completed the offering pursuant to the Rule 504 exemption promulgated under Regulation D of the 1933 Securities Act in compliance with Rule 90.403 of the Nevada Revised Statutes. Pursuant to this offering, the Company issued a total of 707,500 shares of our common stock at a price of $.40 per share to 39 shareholders for an aggregate offering price of $283,000. The Common Stock issued in the Company's Regulation D, Rule 504 offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 504 of Regulation D promulgated under the Act.

In accordance with Section 230.504 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 504 exemption for this offerings since it met the following requirements set forth in Reg. Section 230.504:

     (A) No general solicitation or advertising was conducted by the Company in connection with the offering of any of the Shares.

     (B)   At the time of the offering the Company was not:
          (1)  subject to the reporting requirements of
               Section 13 or 15 (d) of the Exchange Act; or
          (2) an "investment company" within the meaning of the federal securities laws.
          (3) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

     (C) Neither the Company, nor any predecessor of the Company, nor any director of the Company, nor any beneficial owner of 10% or more of any class of the Company's equity securities, nor any promoter currently connected with the Company in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

     (D) The offers and sales of securities by the Company pursuant to the offerings were not attempts to evade any registration or resale requirements of the securities laws of the United States or any of its states.

     (E) None of the investors are affiliated with any director, officer or promoter of the Company or any beneficial owner of 10% or more of the Company's securities.

     (F) The aggregate offering price did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months.

     (G) The Company has complied with the requirements of Rule 504 of Regulation D promulgated pursuant to the Act and of applicable state exemptions from registration in the offers and sales by the Company of its securities in these offerings.

In accordance with Section 230.504 (b)(1) of the Act, these shares were designated as unrestricted since they qualified for exemption under Section
230.504 since such transactions satisfy the terms and conditions of Sections
230.501 and 230.502 (a) of the Act since such offering was registered in the State of Nevada without violation of any Federal or state securities law or regulation.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 5. Indemnification of Directors and Officers.
--------------------------------------------------

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

                                    PART F/S

The audited financial statements prepared by Jewett, Schwartz & Associates, 2514 Hollywood Blvd., Suite 508, Hollywood Florida 33020 and as of and for the periods ending January 1, 2000 through December 31, 2000, October 19, 1999 (Inception) through December 31, 1999 and for the period October 19, (Inception) through December 31, 2000 are filed herewith.

                               STARTCALL.COM, INC.


                        (A Development State Enterprise)

                          AUDITED FINANCIAL STATEMENTS

                     December 31, 2000 and December 31, 1999
                                       and
                     For the periods January 1, 2000 through
                               December 31, 2000,
                  October 19, 1999 (Date of Inception) through
                                December 31, 1999
                     and Inception through December 31, 2000

                      INDEX TO AUDITED FINANCIAL STATEMENTS
                                                                     Page
Report of Independent Accountants                                    2

Balance Sheets                                                       3

Statement of Operations                                              4

Statements of Changes in Stockholders Equity (Deficiency)            5

Statements of Cash Flows                                             6

Notes to Financial Statements                                        7-21

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Startcall.com, Inc.
Miami, FL

We have audited the accompanying balance sheets of Startcall.com, Inc. (A Development Stage Enterprise) (the "Company") as of December 31, 2000 and December 31, 1999, and the related statements of operations, changes in stockholders' (deficiency) equity, and cash flows for the periods January 1, 2000 through December 31, 2000, October 19, 1999 (Date of Inception) through December 31, 1999 and Inception through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Startcall.com, Inc. as of December 31, 2000 and December 31, 1999, and the results of its operations and its cash flow for the periods then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is a development stage enterprise that has not commenced its planned principal operations and is reporting accumulated losses since inception totaling approximately $407,000. Accordingly, the Company's ability to continue as a going concern is dependent on its ability to, among other things, obtain additional debt and equity financing, identify customers and secure vendors and suppliers, and establish an infrastructure for its planned operation. Management's plans in regard to these matters are also described in Note A. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jewett, Schwartz & Associates
February 19, 2001
Hollywood, FL

                               STARTCALL.COM, INC.

                        (A Development Stage Enterprise)

                                 BALANCE SHEETS

                                               As of December 31,
                                               ------------------
                                              2000            1999
                                              ----            ----
ASSETS

CURRENT ASSETS

Cash                                            $0.00          $1,341
Due from shareholder                            4,327           1,900
Prepaid expenses                               30,419            0.00
                                               -----------------------
TOTAL CURRENT ASSETS                           34,746           3,241

PROPERTY AND EQUIPMENT                         27,647          40,381

OTHER ASSETS                                    4,355            0.00
                                               -----------------------
TOTAL ASSETS                                  $66,748         $43,622
                                              ========================

               LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY

LIABILITIES

CURRENT LIABILITIES

Checks drawn in excess of cash balance        $11,288           $0.00
Current portion notes payable -
related parties                                 2,760          29,617
Accounts payable and
accrued expenses                               65,903          13,242
                                              -------------------------
TOTAL CURRENT LIABILITIES                      79,951          42,859

LONG-TERM DEBT - related parties,
net of current portion                         75,000            0.00

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIENCY) EQUITY             (88,203)            762
                                              -------------------------
TOTAL LIABILITIES AND
STOCKHOLDERS' (DEFICIENCY) EQUITY             $66,748         $43,621
                                              =========================

See accompanying report of independent accountants and notes to financial statements.

                               STARTCALL.COM, INC.
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS

                                                   For the periods ended
                                                 October 19,     October 19,
                                                    1999            1999
                                                 (Inception)     (Inception)
                                                   through         through
                               December 31,       December 31,    December 31,
                                  2000               1999            2000
                                  ----               ----            ----
REVENUES                            $7,162          $0.00          $7,162

OPERATING EXPENSES
Organization                                        5,554           5,554
General and administrative         280,347         19,614         299,961
Research and development            60,263          9,056          69,319
Marketing and promotional           38,517            914          39,431
                                  --------       --------        --------

TOTAL OPERATING EXPENSES           379,127         35,138         414,265
                                  --------       --------        --------
LOSS BEFORE INCOME TAX BENEFIT    (371,965)       (35,138)       (407,103)

INCOME TAX BENEFIT, net               0.00           0.00            0.00
                                  --------       --------        --------
NET LOSS                         $(371,965)      $(35,138)      $(407,103)
                                  ========       ========        ========
Loss per share of common stock -
 Basic and Diluted                $(0.2182)      $(0.0234)       $(0.2035)
                                  ========       ========        ========

See accompanying report of independent accountants and notes to financial statements.

                               STARTCALL.COM, INC.
                        (A Development Stage Enterprise)

           STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIENCY) EQUITY

                                                         Common Stock
                                                         ------------
                            Transaction     Shares                      Stock
                                Date        Issued       Par Value      Subscribed
                                ----        ------       ---------      ----------
BALANCE - October 19, 1999

Common stock subscriptions
 received                October 19, 1999                                $1,000

Common Stock issued in
 consideration for
 Legal Expense paid by
 stockholder             October 20, 1999        240         $240          (240)

Common stock issued
 for cash               November 16, 1999         50           50           (50)

Common stock issued in
 consideration for
 Purchase of property
 and equipment
 by a stockholder       November 17, 1999        490          490          (490)

Common stock issued in
 consideration for
 Purchase of property
 and equipment
 by a stockholder       November 17, 1999        220          220          (220)

Net loss for the period
 October 19, 1999
 (Inception) through
  December 31, 1999
                         -------------------------------------------------------
BALANCE - DECEMBER 31, 1999                    1,000       $1,000          $0.00

Common stock surrendered    June 29, 2000     (1,000)     $(1,000)

Common stock issued
 in exchange for shares
 surrendered                 July 1, 2000  1,499,950       $1,000

Common stock issued at
 $.40 per share             July 26, 2000    707,500         $472

Net loss for the year ended
December 31, 2000


                         -------------------------------------------------------
BALANCE - DECEMBER 31, 2000                2,207,450       $1,472          $0.00
                         =======================================================

See accompanying report of independent accountants and notes to financial statements.

                               STARTCALL.COM, INC.
                        (A Development Stage Enterprise)

           STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIENCY) EQUITY
                                    CONTINUED
                                    ---------

                              Common                         Deficit
                              Stock        Additional      Accumulated
                           Subscriptions    Paid-In     During Development
                            Receivable      Capital           Stage          Total
                            ----------      -------           -----          -----
BALANCE - October 19, 1999

Common stock subscriptions
 received                    $1,000

Common Stock issued in
 consideration for
 Legal Expense paid by
 stockholder                    240         $2,260

Common stock issued
 for cash                        50         19,950

Common stock issued in
 consideration for
 Purchase of property
 and equipment
 by a stockholder               490          7,910

Common stock issued in
 consideration for
 Purchase of property
 and equipment
 by a stockholder               220          4,780

Net loss for the period
 October 19, 1999
 (Inception) through
  December 31, 1999
                         -------------------------------------------------------
BALANCE - DECEMBER 31, 1999   $0.00         34,900

Common stock surrendered

Common stock issued
 in exchange for shares
 surrendered

Common stock issued at
 $.40 per share                            282,528

Net loss for the year ended
December 31, 2000
                         -------------------------------------------------------
BALANCE - DECEMBER 31, 2000    0.00      $ 317,428            $(407,103)
                         =======================================================

See accompanying report of independent accountants and notes to financial statements.
                                      F-5 Continue

                               STARTCALL.COM, INC.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH

                                              For the periods ended
                                              ---------------------
                                                 October 19,     October 19,
                                                    1999            1999
                                                 (Inception)     (Inception)
                                                   through         through
                               December 31,       December 31,    December 31,
                                  2000               1999            2000
                                  ----               ----            ----
Cash Flows From Operating
Activities
Net loss                        $(371,965)          (35,138)          (407,103)
Adjustments to reconcile net
loss to net cash used by
operating activities
Depreciation                       13,154             2,258             15,412
(Increase) in prepaid assets      (30,419)             0.00            (30,419)
Increase in accounts payable
and accrued expenses               52,660            12,349             65,009
                            ---- -----------------------------------------------
Total adjustments                  35,395            14,607             50,002
                            ----------------------------------------------------
Net Cash Provided (Used) by
Operating Activities             (336,570)          (20,531)          (357,101)
                            ----------------------------------------------------
Cash Flows From Investing Activities
Security deposits paid             (4,355)             0.00             (4,355)
Advances to shareholder            (2,427)           (1,900)            (4,327)
Purchases of fixed assets            (420)          (12,100)           (12,520)
                            ----------------------------------------------------
Net Cash Provided (Used) by
Investing Activities               (7,202)          (14,000)           (21,202)
                            ----------------------------------------------------
Cash Flows From Financing Activities
Issuance of common stock          283,000            20,000            303,000
Proceeds from shareholder loans      0.00             6,998              6,998
Net proceeds from notes payable -
related parties                    48,143             8,874             57,017
                            ----------------------------------------------------
Net Cash Provided (Used) by

Financing Activities              331,143            35,872            367,015
                            ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH   (12,629)            1,341            (11,288)

CASH AT BEGINNING OF PERIOD         1,341              0.00               0.00
                            ----------------------------------------------------
CASH AT END OF PERIOD            $(11,288)           $1,341           $(11,288)
                            ====================================================

See accompanying report of independent accountants and notes to financial statements.
                                          F-6

                               STARTCALL.COM, INC.
                        (A Development State Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summarized below are the significant accounting policies of STARTCALL.COM, INC.

The Company: STARTCALL.COM, INC. (the "Company"), incorporated in the State of
-----------
Florida effective October 19, 1999 (Date of Inception), established its corporate offices in Miami, Florida.

On June 7, 2000, the Company filed an amendment to the Articles of Incorporation effecting a name change to STARTCALL.COM, INC., and changed its capital structure as disclosed in Note G to these financial statements.

Because the Company meets the criteria of a development stage enterprise, as discussed more fully below, these financial statements are presented in accordance with Statements of the Financial Accounting Standards ("SFAS") Number 7, "Accounting and Reporting by Development Stage Enterprises".

Nature of the Business: The Company plans on operating as ----------------------- an Application Service Provider, or ASP, and offering real- time interaction technology as an outsource service. Management is in the process of establishing a viable solution to real-time access to commerce business over the Internet. The Company plans to offer these businesses the opportunity to improve their online customer care service capabilities by placing an internet voice box and a Text Chat button with a URL push feature on the websites of some of these potential domestic and international business customers. These tools should not only provide the visitors and customers of a particular website live help at the crucial point of purchase, but they should also facilitate other types of needed assistance.

Development Stage Enterprise: The Company is currently ----------------------------- devoting substantially all of its efforts to establishing a new business and its planned principle operations have not commenced as of December 31, 2000. In their efforts to establish a new business, management is commencing with design of its business and marketing plans that include the following: preparation of a financial plan, cash forecast and operating budget; identifying markets to raise additional equity capital and debt financing; embarking on research and development activities; performing employment searches, recruiting and hiring technicians and management and industry specialists; acquiring operational and technological assets; and, developing market and distribution strategies.

Research and Development Costs: Generally accepted ------------------------------- accounting principles state that costs that provide no discernible future benefits, or allocating costs on the basis of association with revenues or among several accounting periods that serve no useful purpose, should be charged to expense in the period occurred. Since the Company is in its development state, SFAS No. 2 "Accounting for Research and Development Costs" requires that certain costs be charged to current operations including, but not limited to: salaries and benefits; contract labor; consulting and professional fees; depreciation; repairs and maintenance on operational assets used in the production of prototypes; testing and modifying product and service capabilities and design; and, other similar costs.

Basis of Presentation: In accordance with SFAS No.7, the Company's policy --------------------- regarding the preparation of these financial statements includes the presenting, in addition to its statements of operations, changes in stockholders' (deficiency) equity and cash flows, the cumulative amounts of revenues and expenses, stockholder equity transactions and cash flows since Inception through December 31, 2000.

The Company's independent accountants are including a "going concern" paragraph in their audit report accompanying these financial statements that cautions the uses of the Company's financial statements that these statements do not include any adjustments that might result from the outcome of this uncertainty because the Company is a development stage enterprise that has not commenced its planned principal operations. Furthermore, the "going concern" paragraph states that the Company's ability to continue is also dependent on its ability to, among other things, obtain additional debt and equity financing, identify customers, secure vendors and suppliers, and establish an infrastructure for its operations.

Even though the Company has not commenced planned principle operations or generated revenues from prospective customers nor has it secured the funding necessary to meet its current working capital needs, management believes that, despite the extent of the financial requirements and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed as in integral part of a financial structuring, the Company can overcome the concerns of the independent accountants within the next twelve months.

Management continues to actively seek various sources and methods of short and long-term financing and support; however, there can be no assurances that some or all of the necessary financing can be obtained. Management continues to explore alternatives that include seeking strategic investors, lenders and/or technology partners and pursuing other transactions that, if consummated, might ultimately result in the dilution of the interest of the current stockholders.

Because of the nature and extent of the uncertainties, many of which are outside the control of the Company, there can be no assurances that the Company will be able to ultimately consummate planned principal operations or secure the necessary financing.

Start-up Costs: Cost incurred in connection with commencing operations,
---------------
including general and administrative expenses, are charged to operations in the period incurred.

Revenue Recognition: The Company recognizes revenues upon the delivery of a -------------------- product of service. Installation, maintenance and service fees paid in advance by customers are initially recorded as deferred revenues and subsequently amortized over the life of their respective contract periods, except in those instances whereby the contracts contain forfeiture and/or nonrefundable fee provisions.

Property and Equipment: Property and equipment are stated ----------------------- at cost. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. When applicable, leasehold improvements and capital leases are amortized over the lives of respective leases, or the service lives of the improvements, whichever is less.

The straight-line method of depreciation is used for financial reporting purposes.

The estimated useful lives, of property and equipment, are as follows:

                                                   YEARS

Computer equipment, peripherals and software        2-3
Office equipment                                    3-5
Furniture and fixtures                              5-7

Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. The costs of software used in the business operations are capitalized and amortized over their expected useful lives. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are removed from the accounts and any gain or loss is recognized at such time.

Earnings Per Common Share: In calculating earnings per
-------------------------- common share, basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding, excluding the diluted effects of stock options.

Use of Estimates: In preparing financial statements in conformity with generally
-----------------
accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenditures during the reported periods. Actual results could differ materially from those estimates. Estimates may include, but not be limited to, those pertaining to the estimated useful lives of property and equipment and software, determining the estimated net realizable value of receivables, and the realization of deferred tax assets.

Stock-Based Compensation: The Company will account for -------------------------- stock-based compensation using the intrinsic vale method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stork Issued to Employees". Compensation costs for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock. Restricted stock is recorded as compensation costs over the requisite vesting periods based on the market value on the date of grant. Compensation costs for shares issued under performance share plans are recorded based upon the current market value of the Company's stock at the end of each period.

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair-value- based method of accounting for stock-based employee compensation plans. The Company is electing to use APB Opinion No. 25 as its method of accounting and is adopting the disclosure requirements of SFAS No. 123.

The fair value of each option grant is to be estimated on the date of grant using the Black-Scholes option pricing model and certain weighted-average assumptions.

Risks and Uncertainties: Management regularly evaluates risks and uncertainties
------------------------
and, when probable that a loss or expense will be incurred, a charge to current period operations is recorded.

Even though the Company does not have sufficient assets and liquidity, the Company's management has elected to self- insure the Company against losses, if any, that might be otherwise insurable if the Company maintained business insurance including; business interruption; property, wind and flood; general and automobile liability; errors and omissions; and, officers and directors coverage. From inception through December 31, 2000, management is not aware of any event, transaction or matter that requires disclosure and/or adjustment to these financial statements with respect to uninsured losses, except as many otherwise be disclosed in these footnotes. However, because of the current financial condition of the Company, should any uninsured claim or loss occur, the ability of the Company to continue might be adversely effected.

Additionally, the Company has agreed, as set forth in it's By-Laws, to indemnify to the fullest extent permitted or authorized by current or future legislation, judicial or administrative decision, all past and present employees, agents, directors, officers and representatives against any fine, liability, cost or expense asserted against them or incurred by them in the above capacities.

Because of the rapid evolution of the industry in which the Company operates, its ability to operate may be adversely effected by future changes in Federal and state regulations.

Income Taxes: On December 29, 1999, the stockholders holding a majority of the
-------------
shares of the Company's issued and outstanding shares voted to terminate its S-election with the Internal Revenue Service, with an effective date retroactive to October 19, 1999.

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

NOTE B--OFFERING MEMORANDUM

The Company filed a Form U-7 SCOR Offering Memorandum, on July 26, 2000, under Regulation D promulgated under the Securities Act of 1933, as amended. However, this share offering was not registered under the 1933 Act, or the securities laws of any state. The Offering was made available for sale in Nevada and, in order to meet the conditions for exemption from the registration requirements under the securities laws of certain jurisdictions, accredited investors who are residents of such jurisdiction will be required to meet certain suitability requirements.

The Company planned on offering a maximum of 706,750 shares of the Company's $.000666 par value common stock at an offering price of $.40 per share. However, the actual amount of shares sold was 707,500. The issuance of these shares has a dilutive effect on the book value per share of the Company's common stock. The total amount of gross proceeds realized on the Offering totaled $283,000.

This Offering was made on an "all-or-none basis" utilizing subscription agreements containing the applicable terms, conditions and requirements; there are no underwriters; and, the Company was required to maintain on deposit with an escrow agent the proceeds from the Offering equaling twenty- five (25%) percent of the total gross proceeds until all of the securities under this Offering are sold.

NOTE C--PROPERTY AND EQUIPMENT

At December 31, property and equipment consists of the following:

                                              2000           1999
Computer equipment, peripherals
    and software                       $    34,896    $     34,476
Office equipment                             8,163           8,162
                                            43,059          42,638

Less:  accumulated depreciation            (15,411)         (2,257)
                                       --------------------------------
     TOTAL                             $    27,647    $     40,381

The Company's property and equipment may be subject to liens subject to certain conditions as set forth in agreements described in Note H to these financial statements.

NOTE D- - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                           December 31, 2000          December 31, 1999
                           -----------------          -----------------
Accounts payable           $          26,706          $         12,349
Accrued expenses:
  Interest                             2,510                      -
  Professional fees                   15,000                      -
  General and administrative          21,687                       893
                           -----------------------------------------------
     TOTAL                 $          65,903          $         13,242


NOTE E-- NOTES PAYABLE - RELATED PARTIES

Notes payable to related parties consist of the following:

10% unsecured loan payable to shareholder paid in 2000.      $      -       $   4,238

8% Unsecured notes payable to shareholders, interest begins accruing on June 1, 2000.

    Principal and interest due on August 30, 2002               75,000           -

10% Unsecured demand note payable to shareholder,
     interest begins accruing on June 1, 2000                    2,760          2,760

10% Unsecured demand note payable to affiliate, paid in 2000      -            22,619
                                                             ---------------------------
TOTAL                                                           77,760         29,617

Less current portion                                            (2,760)          -
                                                             ---------------------------
     TOTAL, net of current portion                          $   75,000      $  29,617
                                                             ===========================

NOTE F-- TRANSACTIONS WITH AFFILIATE AND STOCKHOLDERS

In connection with the start-up of the Company, certain general and administrative, marketing and promotion costs, and research and development costs, charged to operations, were paid on behalf of the Company, as summarized below:

                      January 1, 2000          Inception            Inception
                         Through                 Through             Through
                      December 31,            December 31,         December 31,
                          2000                   1999                 2000
                          ----                   ----                 ----
Affiliate $                -         $            8,874  $           8,874
Stockholders               -                      6,998  $           6,998
                     -----------------------------------------------------------
              TOTAL $      -         $           15,872  $          15,872
                     ===========================================================

In addition, summarized below is the non-cash investing and financing activities with related parties:


                      January 1, 2000          Inception            Inception
                         Through                 Through             Through
                      December 31,            December 31,         December 31,
                          2000                   1999                 2000
                          ----                   ----                 ----
Affiliate:
 Funds advanced for the
 purchase of property
 and equipment.       $      -            $      13,745            $     13,745
                     ----------------------------------------------------------------

Stockholders:
 Stockholders issued
 promissory notes  in
 connection  with  their
 direct payment to
 vendors for the
 purchase of property
 and equipment.       $      -                    2,500                   2,500
                     ----------------------------------------------------------------
                                     F-14

 Stockholders issued common
 stock in connections
 with their direct payment
 to vendors for the purchase
 of property and
 equipment.                     -                    13,400                 13,400
                         ----------------------------------------------------------
     TOTAL STOCKHOLDERS         -                    15,900                 15,900
                         ----------------------------------------------------------
     TOTAL AFFILIATE AND

          STOCKHOLDERS     $    -                $   29,645           $     29,645
                         ==========================================================

The Affiliate is owned 100% by a majority stockholder of the Company.

During the year ended December 31, 2000, consulting fees were paid to a stockholder totaling approximately $17,000.

NOTE G-- STOCKHOLDERS' EQUITY

The Articles of Incorporation, initially filed with the State of Florida, authorize only one class of stock: 1000 shares of one ($1,00) dollar par value common stock. The holders of these shares of common stock do not have cumulative voting rights. Shares are not issued until paid for in full.

On June 7, 2000, the Board of Directors approved an amendment to the Articles of Incorporation, authorizing the Company to issue up to 50,000,000 shares of $.000666 par value common stock. On June 29, 2000, the 1000 previously issued and outstanding shares of the $1.00 par value common stock were tendered by each shareholder and canceled. In exchange for the tendered shares, on July 1, 2000 the Company issued 1,499,950 shares of its $.000666 par value stock that resulted in a dilution of the Company's book value per share.

As more fully disclosed in Note B to these financial statements, the Offering Memorandum provides for the sale of an additional 707,500 shares of the Company's $.000666 par value common stock at a price of $.40 per share.

NOTE H--COMMITMENTS

Summarized below are certain contracts and agreements executed by the Company from October 19, 1999 (Inception) through December 31, 2000.

License and Distribution Agreement and the End-User License Agreement:
----------------------------------------------------------- On October 19, 1999,
the Company ("Licensee"), entered into a License and Distribution Agreement and an End-User License Agreement, herein collectively referred to as the "License Agreement" with and unrelated third party ("Licensor"). The Licensor grants the Licensee a perpetual, nonexclusive, non-transferable license to use certain software solely for the Licensee's business purpose, without further re-selling or distribution, except the Licensee may duplicate and distribute the software to end-user customers. The Licensee may also use the Licensor's trade names and trademarks. The media containing the software is subject to a 90-day warranty, but the Licensor does not warrant its software.

Distribution Partner Agreement: On June 14, 2000, the
------------------------------- Company executed a Distribution Partnership Agreement (the "Distribution Agreement") with the unrelated third party Licensor. The Distribution Agreement provides that the Company distribute to its customers, the Licensor's web-to- phone Internet telephony and multimedia services.

The Company, at its expense, is responsible for providing the first level of technical support to its customers relating to the use of the Licensor's software and services, subject to the terms of the Licensor's standard support agreement and, the License and Distribution Agreement and the End-User License Agreement, disclosed in the preceding paragraph of these financial statements. The Licensor has agreed to provide the second level of technical support to the Company's customers, subject to the terms of its standard support agreement.

The Distribution Agreement sets forth a combination of one or more of the following fee structures: (a) Session Pricing--Connection costs per "customer session" subject to various volume levels; (b) Minimum Volume Commitments-- Twelve (12) non-refundable minimum monthly payments by the Company of one thousand ($1,000.00) dollars to be applied to the first one thousand of monthly charges with no carryover if the minimum is not met. The entire amount of twelve thousand ($12,000) dollars is payable in advance upon execution of the Distribution Agreement; (c) Programming Fees--The Company is subject to a fifty ($50) dollar one-time "start-up" fee per customer. The Distribution Agreements are for a one (1) year term and are subject to automatic one-year renewals unless terminated by either party with thirty (30) days written notice prior to the expiration of the then-effective term. The $12,000 fee was paid in June 2000.

The Distribution Agreements may also be terminated by either party with seven
(7) days prior written notice in the event of an occurrence of certain defined events, including a material breach of the terms and conditions therein.

Dealer/Promoter Agreements: During 2000, the Company executed various
---------------------------
non-exclusive agreements whereby these independent contractors agree to use their best efforts to cause end-users to purchase the Company's services. During the terms of these Agreements, the Company has agreed to pay the Dealer/Promoters a commission in accordance with the established schedules, as more fully described in each of the duly executed original service agreements. These Agreements expire under various criteria ranging from the earlier of six
(6) to twelve (12) months, or the sale of two (2000) to five (5,000) thousand accounts of ClickIChat and/or ClickICall services. The Agreements are renewable under certain conditions and may be canceled by either party with thirty (30) days advance written notice.

The Agreements, among other things, set forth certain performance, compensation and charge-back provisions as follows:

     CLICKICHAT SERVICE: (a) Performance Standards- - The Dealer/Promoters must sell Chat Licenses at a minimum standard price per month based on sessions, plus the installations fees, and at the defined minimum sales levels for the number of new subscribers and billing revenues; (b) Compensation- - The Dealer/Promoters will be paid commissions ranging between fifteen (15%) and twenty (20%) percent of the total sales they generate and an additional thirty-three and one-third (33 1/3%) percent of the installation fees when the sales are deemed "qualified" under the terms of these Agreements.

     CLICKICALL SERVICE: (a) Compensation --The Dealer/Promoters will be paid commissions ranging between fifteen (15%) and twenty (20%) percent of the total sales they generate and an additional thirty-three and one-third (33 1/3%) percent of the installation fees when the sales are deemed "qualified" under the terms of these Agreements. (b) Duration--The compensation schedules are in effect the earlier that a certain number of accounts are sold or the expiration of the stated contract periods, at which time the parties agree to renegotiate the various fee provisions. The Company may charge-back the Dealer/Promoters for uncollectible accounts of customers, but only to the extent of the amount of subsequent fees earned by the Dealer/Promoters.

One agreement requires the Company to maintain a prepaid commission balance of $25,000, included in prepaid assets, to offset against the dealer's share of revenues. The Company is required to pay an additional deposit upon the sooner of acquiring 1000 customers or reaching a zero balance.

Employment Agreements: Effective July 1, 2000, the Company ---------------------- extended three-year employment agreements to two of its officers, who are also stockholders of the Company. These agreements, among other things, contain certain provisions relating: nondisclosure and development; protecting licensed materials; non-compete and non-solicitation restrictions. The annual compensation for one officer totals $120,000, $180,000 and $195,000 and the other totals $85,000, $140,000 and $195,000 for each of the twelve (12) month periods ending June 30, 2002, 2003 and 2004, respectively, or upon the Company commencing operations, whichever is sooner.

Lease Agreement: The Company conducts its operations from facilities that are
----------------
leased under a two-year lease agreement expiring on September 14, 2002. There is an option to renew for an additional two years at an increased monthly rental. Under the lease agreement the Company is subject to additional charges related to their proportionate of operating expenses as well as maintaining minimum levels of insurance coverage.

Future minimum lease payments required under this lease as of December 31, 2000 are as follows:

Year
----
2001                             $23,550
2002                              18,000
                                ----------
Total minimum lease payments     $41,550
                                ----------

Rent expense was $6,829 and $33,775 and $40,604 for the periods October 19, 1999 (inception) through December 31, 1999, the year ended December 31, 2000, and for the period October 19, 1999 (Inception) through December 31, 2000, respectively.

Stock Compensation Plans: On December 29, 1999, the Board ------------------------- of Directors approved the adopting of three stock option plans that will provide for the granting of stock options to officers and key employees. The objectives of these plans include attracting and retaining the quality personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire the common stock of the Company. In connection with these plans, the Company is authorized to grant options up to 714,285 shares. Options to be granted under these plans will be at prices, which are either equal to or above the market value of the stock on the date of grant, vest over two-, three-and four-year periods, and expire ten years after the grant dates.

The Company will account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees", under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. If the compensation expense for the Company's three stock-based plans are determined based No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings and upon fair values at the grant dates for awards under these plans in accordance with SFAS earnings per share will be reduced to pro forma amounts to be disclosed in the financial statements for the applicable periods.

As of December 31, 2000, the Company has not granted any stock options or rights.

NOTE I--CONTINGENCIES

Going Concern: As discussed previously in Note A to these financial statements,
--------------
uncertainties exist with respect to the Company's ability to continue as a going concern.

Lack of Insurance: As previously discussed in these financial statements, the
------------------
Company does not maintain any insurance coverage and the Company therefore, is in violation of certain agreements. Upon receipt of the net proceeds, if any, from the Offering Memorandum discussed in Note B to these financial statements, management intends to secure the necessary insurance coverage. No estimates have been made as to the amounts that may be required should an unexpected loss occur and, accordingly, no accruals have been made in these financial statement for self-insurance reserves that might be necessary.

NOTE J--EARNINGS (LOSS) PER SHARE OF COMMON STOCK

Statement of Financial Accounting Standards No 128, "Earning Per Share," requires two presentations of earnings (loss) per share - "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings (loss) per share is similar to basic earning per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued The numerator in calculating both basic and diluted earnings (loss) per share for each period is the reported net income (loss). The denominator is based on the following weighted-average number of common shares outstanding for each of the respective periods:

  December 31, 1999       December 31, 2000     October 19, 1999
                                               (Inception) through
                                                 December 31, 2000
  ------------------------------------------------------------------
       1,499,950              1,704,571               2,000,395

A difference between basic and diluted weighted-average common shares arises from the assumption that dilutive stock options outstanding, if any, are exercised. Stock options and warrants are not included in the diluted earnings
(loss) per share calculation when the exercise price is greater than the average market price. The Company does not have any dilutive stock options outstanding as of December 31, 2000.

NOTE K--INCOME TAXES

As previously discussed, the stockholders elected to terminate, retroactively to October 19, 1999, the S- Corporation income tax filing status for the Company. The stockholders are filing with the Internal Revenue Service, a letter of request for retroactive termination, accompanied by the Statement of Consent to Revocation of Election signed by the stockholders. The Company is confident that the IRS will grant the Company's request to be a C corporation and, accordingly, these financial statements are prepared under the SFAS No. 109, "Accounting for Income Taxes".

The Company did not provide any current or deferred US federal or state income tax provision or benefit for any of the periods presented because it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss, because of uncertainty regarding its realizability.

At December 31, 2000 the Company had a net operating loss carryforward of approximately $407,000. Utilization of these net operating losses, which begin to expire in year 2019, may be subject to certain limitations under section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state tax laws.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets at December 31 are approximately as follows:

                                                     2000            1999
                                                     ----            ----
Net operating loss carryforward                   $ 153,000       $  13,000
Valuation allowance for deferred tax assets.       (153,000)        (13,000)
Net deferred tax assets                           $    -          $    -

                                    PART III

Item 1.  Index to Exhibits

Exhibit Number          Description

Exhibit 3(i)            Articles of Incorporation and Amendments

Exhibit 3(ii)           By-laws

                                   Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          STARTCALL.COM, INC.

         /s/ Antonio Treminio
          ----------------------------
          By: ANTONIO TREMINIO
          Title: President and Director
          Date: March 19, 2001